FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2   Date of Material Change

August 9, 2007

Item 3   News Release

The press release attached as Schedule A was released over Canada NewsWire on August 9, 2007.

Item 4   Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5   Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6   Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Russell C. Barwick
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9   Date of Report

August 9, 2007

1601 Lower Water Street Suite 402, Summit Place (PO Box 2067) Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631 www.gammongold.com PRESS RELEASE

Halifax, August 9, 2007

Gammon Gold Announces Second Quarter 2007 Financial Results

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) announces second quarter financial results for the three months ended June 30, 2007. The Company reported sales of $38.4 million compared to $11.5 million for the same period in 2006. Net loss for the quarter was $25.5 million or $0.23 per share compared to $2.2 million or $0.03 per share for the same period in 2006.

All figures are in US dollars unless otherwise stated.

Quarter 2 Highlights

-   Q2 sales of 31,591 gold ounces and 1,334,795 silver ounces or 58,207 gold equivalent ounces compared to 13,672 gold ounces and 251,155 silver ounces or 18,409 gold equivalent ounces for the same period in 2006

-   Revenues from mining operations of $38.4 million compared to $11.5 million in Q2 2006

-   Ocampo mine working through various start up maintenance and productivity issues that resulted in less than 70% combined Q2 operating availability at leach pad crushing and mill operations

-   Ocampo open pit production increased by 12% over Q1

-   Ocampo open pit provided unbudgeted high grade tonnage to the mill

-   Production at El Cubo grew 16% over Q1 production (with cash cost per gold equivalent ounce declining $70 to $439) with further increases anticipated in Q3/Q4

-   Adjusted cash cost per gold equivalent ounce of $474 for Q2 which increased to $614 per gold equivalent ounce after including a $2.5 million cash production write down ($43 cash cost per ounce) to reflect Ocampo's low operating utilization and a $5.7 million cash write down ($97 cash cost per ounce) to adjust leach pad and mill inventory to lower of cost and net realizable value

-   Net loss per share of $0.23 compared to Q2 2006 net loss per share of $0.03

-   To strengthen Gammon management team a number of key executives with considerable operating experience were appointed as follows:

  Mr. Russell Barwick as CEO (Q2)

  Mr. Glenn Hynes as CFO (Q2)

  Mr. Dave Keough as COO (July)

  Mr. Roberto Diaz as President of Mexican Operations (July)

  Dr. Luis Chavez as Corporate Director for Mexican Operations, and new Gammon board member (July)

-   Completion of $178.1 million ($200 million Cdn) (10 million common shares) equity offering (April) repaying all bank credit facilities

-   Write off of long term low grade stockpile totaling $4.3 million

-   Ordered Ocampo open pit expansion equipment and new underground equipment at total cost of $13 million

-   Advanced Santa Eduviges decline developed under the Ocampo open pit for a possible new underground mine

-   Re-commenced exploration effort at the exciting Guadalupe y Calvo property

-   Announced company name change to Gammon Gold Inc. to better communicate Company's core focus as primary gold and silver producer

Q2 was a period of transition for Gammon as the Company commenced the strengthening of its senior Management team with the addition of Russell Barwick as CEO and Glenn Hynes as CFO in the quarter. Subsequent to quarter end, the further addition of Dave Keough as COO, Roberto Diaz as President, Mexican Operations and Dr. Luis Chavez as Corporate Director bolstered Gammon's management team.

The Company operated at less than 70% of its name plate capacity at its Ocampo property in Q2 as the Company worked through start up and equipment availability issues at its leach pad crushing and mill operations. These issues were the primary cause of Q2's significant cash cost per gold equivalent ounce as fixed operating costs were allocated against fewer sold ounces. Importantly, open pit mine production increased 12% in Q2 through productivity improvements in the quarter enabling accelerated waste stripping activities.

At El Cubo Q2 production increased 16% over Q1 as the 2400 tonne per day Las Torres mill was brought on line and by leveraging fixed operating costs, cash cost per gold equivalent ounce in Q2 declined $70 to $439. Further production increases and cash cost reductions are anticipated in Q3/Q4 as Las Torres moves towards full utilization from Q2's 45% utilization level.

"Q2 was a foundation building quarter" commented Gammon's CEO Russell Barwick "While our El Cubo operation made solid progress in growing production by 16% over Q1 and is targeting even further growth in Q3 and Q4, our Ocampo leach pad crushing and mill operation was limited to less than 70% of capacity as various start up and maintenance issues were worked through. We are delighted that the newly strengthened operational team joined us in July as they have direct experience managing start up operations and optimizing projects. The operation will become more consistent in the coming quarters as we improve maintenance practices, optimize costs, strengthen site management and target capital investments in needed areas."

The Company is also dedicating capital investment to increase Ocampo's name plate capacity with the Q3 addition of a fourth high grade crusher at the open pit ($2.5 million) which will increase daily throughput capacity by 10-15% to 12,000 – 13,000 tonnes per day and the addition of a third tailing filter (Q1 2008) at the mill operation ($4.5 million) increasing daily high grade mill throughput by 33% from 1,500 to 2,000 tonnes per day. Barwick noted "these investments will drive substantial payback as we will gain significant expanded capacity with incremental capital expenditure thus further lowering future cash costs".

The Company's MD&A includes additional details of Q2's performance as well as an outline of management's plans and priorities for the coming quarters.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammongold.com

Quarterly Financial Statements for the second quarter ended June 30, 2007 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com or on the Company's website at www.gammongold.com

Conference Call Details

Gammon Lake would like to remind shareholders that a conference call will be held on Friday, August 10, 2007 at 11:00 am Eastern Time (12:00 pm Atlantic Time) to discuss the financial results. You may join the call by dialing:

North American Toll Free: +1 (866) 400-3310
Outside Canada & US: +1 (416) 850-9144

When the Operator answers; ask to be placed into the Gammon Gold Second Quarter Results 2007 Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing +1 (866) 245-6755 or +1 (416) 915-1035 for calls from outside Canada and the US. Enter passcode 711366. A link to the playback will also be posted on Gammon Gold's website at www.gammongold.com approximately two hours after the conference call. This call will also be Webcast and will be accessible by using the following link which will launch the player directly at their site http://viavid.net/dce.aspx?sid=00004291.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

Gammon Gold Inc.
Consolidated Balance Sheets
	June 30	December 31
	2007	2006
	(Unaudited)	(Note 3a)

Assets
Current
Cash and cash equivalents	$32,763,726	$2,940,763
Restricted cash	105,527	1,133,337
Receivables
Commodity taxes	18,631,643	12,044,712
Trade / other	1,967,612	3,009,053
Inventories
Supplies	11,744,862	8,173,726
Ore stockpiles	2,476,022	4,829,834
Ore in process	28,789,834	33,271,178
Prepaids and deposits	1,452,742	775,479
	97,931,968	66,178,082

Deposits on capital equipment	1,139,360	1,049,588
Deferred compensation	408,711	856,016
Long term ore inventory in stockpile	-	2,043,040
Mining interests and capital assets (Note 4)	550,648,819	539,395,321
Goodwill	107,198,716	107,198,716

	$757,327,574	$716,720,763

Liabilities
Current
Payables and accruals	$21,803,469	$30,849,472
Current portion of long-term debt and capital leases	7,642,157	66,988,072
	29,445,626	97,837,544

Long term debt and capital leases	3,251,041	63,607,600
Employee future benefits (Note 5)	2,275,401	3,224,429
Future income taxes	69,381,856	70,492,523
	104,353,924	235,162,096
Shareholders' Equity
Capital stock (Note 6)	677,679,187	459,037,054
Contributed surplus (Note 6)	60,682,383	72,159,949
Deficit	(96,104,311)	(60,354,727)
Accumulated other comprehensive income (Note 6)	10,716,391	10,716,391
	652,973,650	481,558,667

	$757,327,574	$716,720,763

Nature of operations and going concern assumption (Note 1)

On behalf of the Board:	"Fred George"	Director	"Russell Barwick"	Director

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Revenues from mining operations	$38,414,989	$11,507,809	$81,914,903	$13,398,799

Expenses
Production costs excluding amortization & depletion	$35,393,663	$3,967,984	$72,834,081	$7,116,324
Write down of long term inventory	4,319,654	-	4,319,654	-
Refining costs	371,701	60,011	846,005	71,612
General and administrative	9,732,208	15,043,533	13,396,194	17,366,446
Amortization and depletion	13,867,340	1,437,214	26,473,338	2,126,636

	63,684,566	20,508,742	117,869,272	26,681,018

Loss before other items	(25,269,577)	(9,000,933)	(35,954,369)	(13,282,219)

Interest on long term debt	$(732,108)	$(1,293,601)	$(3,217,724)	$(1,721,806)
Foreign exchange gain (loss)	(2,128,348)	1,879,742	(3,760,840)	1,377,732
Gain (loss) on equity investment	-	(183,912)	-	166,037
Interest and sundry	265,164	331,826	318,447	395,242
	(2,595,292)	734,055	(6,660,117)	217,205

Loss before income taxes	$(27,864,869)	$(8,266,878)	$(42,614,486)	$(13,065,014)

Future income tax (recovery)	(2,377,165)	(6,051,802)	(6,864,902)	(6,163,611)

Net loss	$(25,487,704)	$(2,215,076)	$(35,749,584)	$(6,901,403)

Other comprehensive loss	-	(387,680)	-	(667,888)

Comprehensive loss (Note 6)	$(25,487,704)	$(2,602,756)	$(35,749,584)	$(7,569,291)

Loss per share (Note 7)	$(0.23)	$(0.03)	$(0.33)	$(0.09)

Deficit, beginning of period	$(70,616,607)	$(61,035,286)	$(60,354,727)	$(56,348,959)

Net loss	(25,487,704)	(2,215,076)	(35,749,584)	(6,901,403)

Deficit, end of period	$(96,104,311)	$(63,250,362)	$(96,104,311)	$(63,250,362)

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Cash flows from (used in) operating activities
Net (loss)	$(25,487,704)	$(2,215,076)	$(35,749,584)	$(6,901,403)
Amortization and depletion	13,867,340	1,437,214	26,473,338	2,126,636
Unrealized foreign exchange (gain) loss	2,290,454	(3,145,957)	5,445,576	(2,965,150)
Stock option expense	3,775,484	11,814,759	4,079,047	11,814,759
Employee future benefits	(1,233,634)	-	(1,048,851)
Future income tax recovery	(2,377,165)	(6,051,802)	(6,864,902)	(6,163,611)
Increase (decrease) of accrued interest on long term debt	(253,460)	390,915	(1,106,553)	478,900
Gain (loss) on long term equity investment	-	183,912	-	(166,037)
Change in non-cash operating working capital (Note 10)	(7,645,734)	(4,465,317)	(17,552,558)	(8,079,656)
	(17,064,419)	(2,051,352)	(26,324,487)	(9,855,562)

Cash flows from (used in) investing activities
Acquisition of investment	-	(226,337)	-	(6,614,638)
Advances to related companies	-	266,235	-	248,488
Expenditures on mining interests and related deferred costs and acquisition of capital assets	(18,429,576)	(38,023,598)	(29,594,952)	(60,610,137)
	(18,429,576)	(37,983,700)	(29,594,952)	(66,976,287)

Cash flows from (used in) financing activities
Repayment of capital lease obligation	(625,281)	(137,115)	(1,312,815)	(332,950)
Proceeds from (repayment of) long-term debt	(119,696,619)	41,523,434	(117,498,377)	64,731,176
Net proceeds from equity offering	170,284,097		170,284,097
Proceeds from exercise of options and warrants	15,830,041	522,490	33,241,687	9,500,811
	65,792,238	41,908,809	84,714,592	73,899,037

Net change in cash	30,298,243	1,873,757	28,795,153	(2,932,812)
Effect of exchange rate changes on cash	-	(908,159)	-	(864,654)
Cash and cash equivalents
Beginning of period	2,571,010	987,530	4,074,100	5,750,594
End of period	$32,869,253	$1,953,128	$32,869,253	$1,953,128

See accompanying notes to the consolidated financial statements.